# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlackRock ESG Capital Allocation Term Trust, CIK 0001864843
CUSIP: 09262F100
Title of class of securities: Common Shares, $0.001 par value
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001510281
Persons authorized to receive notices and communications: Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, Attention: Michael D'Angelo, New York, New York (NY), 10174, (212) 542-4635

## Reporting persons
- Saba Capital Management, L.P. (CIK 0001510281): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,451,311; sole dispositive power 0; shared dispositive power 22,451,311; aggregate amount beneficially owned 22,451,311 (22.57% of the class)
  Comment: The percentages used herein are calculated based upon 99,468,307 shares of common stock outstanding as of 12/31/25, as disclosed in the company's N-CSR filed 3/5/26.
- Boaz R. Weinstein (CIK 0001608233): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 22,451,311; sole dispositive power 0; shared dispositive power 22,451,311; aggregate amount beneficially owned 22,451,311 (22.57% of the class)
  Comment: The percentages used herein are calculated based upon 99,468,307 shares of common stock outstanding as of 12/31/25, as disclosed in the company's N-CSR filed 3/5/26.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,451,311; sole dispositive power 0; shared dispositive power 22,451,311; aggregate amount beneficially owned 22,451,311 (22.57% of the class)
  Comment: The percentages used herein are calculated based upon 99,468,307 shares of common stock outstanding as of 12/31/25, as disclosed in the company's N-CSR filed 3/5/26.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value
Name of issuer: BlackRock ESG Capital Allocation Term Trust
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment: This Amendment No. 31 amends Items 3, 4, 5, and 7.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital");

(ii) Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"); and

(iii) Mr. Boaz R. Weinstein ("Mr. Weinstein"),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Present principal occupation or employment: The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $333,748,145 was paid to acquire the Common Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 16, 2026, Saba Capital Master Fund, Ltd. ("Saba") agreed to conditionally withdraw its proposed nomination of Lawrence Epstein as a Class I Nominee.

The withdrawal of Mr. Epstein is subject to and conditioned upon there being no more than nine seats up for election at the Issuer's 2026 annual meeting of shareholders. Should the Issuer expand its Board, shuffle its Board classes, claim any of Saba's other nominees are invalid, or maneuver its Board in a way that disadvantages or mitigates the slate validly nominated by Saba, Mr. Epstein's nomination shall not be deemed withdrawn.

If Mr. Epstein's nomination is withdrawn, the Nominee Agreement entered into by Mr. Epstein and Saba Capital will terminate in accordance with its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 99,468,307 shares of common stock outstanding as of 12/31/25, as disclosed in the company's N-CSR filed 3/5/26.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares effected from the filing of the Schedule 13D/A on 3/12/26 by the Reporting Persons to 3/16/26, the date of the event which required filing of this Schedule 13D/A are set forth in Schedule A, and are incorporated herein by reference. All trades were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 18 - Schedule A

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (03/18/2026)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (03/18/2026)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (03/18/2026)
Comment: Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823